Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts: Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts: Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Khor Hwee Eng (65) 6360.1748 khorhe@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR THIRD QUARTER 2007
•	Chartered revenues of $354.8 million in 3Q 2007, up 9.4 percent sequentially and revenues including Chartered’s share of SMP of $381.8 million, up 8.2 percent sequentially.

•	Net income before tax of $7.1 million, compared to net income before tax of $4.0 million in 2Q 2007. Net income in 3Q 2007 was $114.8 million which included a tax benefit.
SINGAPORE — October 26, 2007 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for third quarter 2007.

“Chartered revenues in third quarter 2007 were up nine percent and revenues including our share of SMP were up eight percent compared to the previous quarter, coming in above the high end of the guidance we had provided on September 6, 2007. The revenue growth was primarily due to strength in the consumer sector and to a lesser extent the communications sector, partially offset by weakness in the computer sector. Revenues from 0.13-micron and below technologies, including those from 65 nanometer (nm), accounted for 51 percent of our total business base revenues. Revenues from 65nm alone, including both SOI and bulk technologies, more than doubled sequentially and represented 12 percent of our total business base revenues. We ended the quarter with a net income of $115 million which included a tax benefit of $119 million that was not comprehended in our mid-quarter guidance. In line with higher revenues, we ended the quarter with higher-than-anticipated net income before tax compared to what we had forecasted during our prior guidance,” said George Thomas, senior vice president and CFO of Chartered.
Summary of Third Quarter 2007 Performance
•	Revenues were $354.8 million in third quarter 2007, down 0.1 percent from $355.3 million in third quarter 2006. Revenues including Chartered’s share of SMP were $381.8 million, down 0.3 percent from $383.1 million in the year-ago quarter. Sequentially, revenues were up 9.4 percent compared to $324.3 million in second quarter 2007. Revenues including Chartered’s share of SMP were up 8.2 percent from $353.0 million in second quarter 2007, primarily due to significant strength in the consumer sector and to a lesser extent the communications sector, partially offset by weakness in the computer sector.

•	Gross profit was $67.2 million, or 19.0 percent of revenues, down from a gross profit of $94.8 million, or 26.7 percent of revenues in the year-ago quarter, primarily due to a less favorable product mix arising from lower shipments of 90nm products and lower selling prices, partially offset by higher shipments from 65nm. Gross profit was up 11.8 percent sequentially from $60.2 million, or 18.6 percent of revenues in second quarter 2007, primarily due to lower cost per wafer resulting from higher production volumes over which fixed costs are allocated.

•	Other revenue primarily relates to rental income from SMP (Fab 5) and was $5.7 million compared to $5.4 million in the year-ago quarter.

•	Research and development (R&D) expenses were $38.9 million, down 7.1 percent compared to $41.9 million in the year-ago quarter, primarily due to the transition of development activities from both 65nm and 45nm to focus mainly on 45nm and higher reimbursement of expenses related to grants.

•	Sales and marketing expenses were $14.6 million, up 3.3 percent compared to $14.1 million in the year-ago quarter and up 9.4 percent sequentially from $13.4 million, primarily due to higher financial support for pre-contract customer design validation activities.

•	General and administrative (G&A) expenses were $9.3 million, down 15.3 percent compared to the year-ago quarter, primarily due to lower expenses associated with overseas office facilities.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $8.9 million compared to $9.5 million in the year-ago quarter, primarily due to lower revenues resulting from lower average selling price (ASP), partially offset by lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated. Compared to the previous quarter, equity in income of SMP was down 12.7 percent from $10.2 million, primarily due to higher manufacturing costs associated with optimizing capacity utilization.

•	Net interest expense was $8.4 million, compared to $10.8 million in the year-ago quarter, primarily due to higher interest capitalization associated with the ramp of Fab 7, partially offset by lower interest income arising from lower principal balances. Compared to the previous quarter, net interest expense was down 3.1 percent, primarily due to higher interest income arising from higher interest rates.

•	The financial position of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), continued to be in a shareholders’ deficit in third quarter 2007, and therefore none of the loss of $1.8 million in the third quarter was allocated to the minority interest. At the end of third quarter 2007, CSP’s shareholders’ deficit was $434.2 million.

•	Net income was $114.8 million, or 32.3 percent of revenues, compared to a net income of $26.8 million, or 7.5 percent of revenues in the year-ago quarter and a net loss of $25.3 million or negative 7.8 percent of revenues in the previous quarter.

Net income included a tax benefit of $118.5 million, resulting from a retroactive change of tax status for Fab 3 from “pioneer” to “non-pioneer”. This tax benefit arises primarily from prior year allowances related to wear and tear of plant and machinery and losses of Fab 3 which are now available to offset tax paid or incurred by the company in prior years, with the balance available to offset against future tax liabilities. Net income before tax in third quarter 2007 was $7.1 million.

•	Basic earnings per American Depositary Share (ADS) and basic earnings per share in third quarter 2007 were $0.44 and $0.04 respectively, compared with basic earnings per ADS and basic earnings per share of $0.10 and $0.01 respectively in third quarter 2006. Diluted earnings per ADS and diluted earnings per share in third quarter 2007 were $0.40 and $0.04 respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.09 and $0.01 respectively in third quarter 2006.

Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in third quarter 2007 were 392.1 thousand wafers, an increase of 27.4 percent compared to 307.9 thousand wafers in third quarter 2006. Shipments in third quarter 2007 increased by 13.6 percent compared to 345.2 thousand wafers shipped in second quarter 2007. Shipments including Chartered’s share of SMP were 426.1 thousand wafers, an increase of 26.4 percent compared to 337.0 thousand wafers in third quarter 2006. Shipments including Chartered’s share of SMP in third quarter 2007 increased 11.7 percent compared to 381.6 thousand wafers shipped in second quarter 2007.
•	ASP was $888 per wafer in third quarter 2007, compared to $908 per wafer in second quarter 2007. ASP including Chartered’s share of SMP was $881 per wafer in third quarter 2007 compared to $896 per wafer in second quarter 2007.
Capacity and Utilization
Capacity utilization in third quarter 2007 was 85 percent compared to 74 percent in the year-ago quarter, and 79 percent in second quarter 2007. Capacity in third quarter 2007 was up approximately 10 percent compared to third quarter 2006 and was up approximately four percent compared to second quarter 2007. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Total wafers shipped	337.0	322.9	325.6	381.6	426.1
Total capacity	458.2	461.7	462.4	483.0	502.2
Utilization	74%	70%	70%	79%	85%
Capacity by Fab

(Thousand 8” equivalent wafers)	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007	Est. 4Q 2007
Fab 2	145.7	145.7	142.6	153.8	155.5	155.5
Fab 3	71.0	71.0	69.5	70.3	70.4	70.4
Fab 5 (Chartered’s share)	35.0	35.0	34.6	34.9	35.3	35.3
Fab 6	117.0	117.0	114.5	115.8	117.0	120.0
Fab 7	89.5	93.0	101.2	108.2	124.0	131.2

Total	458.2	461.7	462.4	483.0	502.2	512.4

Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Communications	32%	30%	36%	42%	40%
Computer	37%	44%	43%	31%	26%
Consumer	29%	24%	19%	24%	31%
Other	2%	2%	2%	3%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Americas	76%	76%	78%	67%	63%
Europe	10%	9%	7%	9%	9%
Asia-Pacific	13%	13%	14%	22%	27%
Japan	1%	2%	1%	2%	1%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
0.065 and below	—	—	—	6%	12%
Up to 0.09	29%	34%	27%	11%	6%
Up to 0.13	25%	26%	30%	33%	33%
Up to 0.15	1%	1%	1%	1%	—
Up to 0.18	13%	12%	11%	14%	16%
Up to 0.25	8%	7%	8%	11%	12%
Up to 0.35	15%	12%	14%	14%	13%
Above 0.35	9%	8%	9%	10%	8%

Total	100%	100%	100%	100%	100%

Review and Outlook
“Based on current demand levels from our customers, we are expecting revenues at the Chartered level and revenues including our share of SMP to be down approximately four percent sequentially in the fourth quarter, compared to the third quarter. Revenues from 0.13-micron and below technologies, including those from 65nm, are expected to account for approximately 46 percent of our total business base revenues. Revenues from 65nm alone are expected to represent approximately 10 percent of our total business base revenues. After comprehending approximately two percent sequential increase in capacity, we expect utilization in fourth quarter to be approximately 81 percent. With this outlook, we expect to post a net income of approximately $6 million in the quarter,” said Thomas.
The outlook for fourth quarter 2007 is as follows:

	3Q 2007	4Q 2007 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$354.8M	$340M, ± $6M	Down 2% to Down 6%
Revenues including Chartered’s share of SMP	$381.8M	$366M, ± $7M	Down 2% to Down 6%
ASP (a)	$888	$878, ± $20	Down 3% to Up 1%
ASP including Chartered’s share of SMP (a)	$881	$871, ± $25	Down 4% to Up 2%
Utilization	85%	81%, ± 3%	—
Gross profit (loss)	$67.2M	$63M, ± $6M	—
Net income (loss)	$114.8M	$6M, ± $5M	—
Basic earnings (loss) per ADS (b)	$0.44	$0.01, ± $0.02	—

(a)	Eight-inch equivalent wafers.

(b)	Net income includes the negative profit impact from losses attributable to minority interest, which was $0.9 million in third quarter 2007.

(c)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.5 million in fourth quarter 2007.
CEO Closing Comments
“We are anticipating similar business dynamics in the fourth quarter as in the third quarter, with continuing lower utilization of our leading-edge capacity. The weakness at leading-edge nodes is mainly due to lower demand of 90nm wafers from the computer sector and the expected seasonal impact of a 65nm product in the consumer sector. Utilization for 0.13-micron and above technologies is expected to track significantly higher than the company average, as in the third quarter,” said Chia Song Hwee, president & CEO of Chartered.

“Our direction remains unchanged as we work through what we believe is a short-term pause in our business. We are on track essentially for all our leading-edge customer programs and are ready to ramp volumes when customer demand increases along with market adoption of their products. We continue to expand our engagements at 65nm node and are working with several customers at the 45nm technology node,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its third quarter 2007 results and fourth quarter 2007 outlook on a conference call today, October 26, 2007, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, October 25, 2007). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For fourth quarter 2007, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, December 14, 2007, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	3Q 2006 Actual	2Q 2007 Actual	3Q 2007 Actual	4Q 2007 Guidance Midpoint
Revenues (d)	$355.3M	$324.3M	$354.8M	$340M
Chartered’s share of SMP revenues	$27.8M	$28.7M	$27.0M	$26M
Revenues including Chartered’s share of SMP	$383.1M	$353.0M	$381.8M	$366M
ASP (e)	$1,136	$908	$888	$878
ASP of Chartered’s share of SMP revenues (e)	$954	$788	$790	$785
ASP including Chartered’s share of SMP (e)	$1,120	$896	$881	$871

(d)	Determined in accordance with US GAAP.

(e)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Communications	31%	28%	34%	41%	40%
Computer	36%	44%	43%	30%	24%
Consumer	31%	26%	20%	26%	33%
Other	2%	2%	3%	3%	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Communications	51%	53%	60%	54%	42%
Computer	43%	42%	35%	42%	53%
Consumer	5%	4%	4%	3%	4%
Other	1%	1%	1%	1%	1%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Communications	32%	30%	36%	42%	40%
Computer	37%	44%	43%	31%	26%
Consumer	29%	24%	19%	24%	31%
Other	2%	2%	2%	3%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Americas	79%	79%	80%	71%	67%
Europe	9%	8%	7%	9%	9%
Asia-Pacific	11%	11%	12%	19%	24%
Japan	1%	2%	1%	1%	—

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Americas	39%	43%	47%	30%	23%
Europe	20%	16%	15%	9%	7%
Asia-Pacific	30%	36%	34%	56%	65%
Japan	11%	5%	4%	5%	5%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Americas	76%	76%	78%	67%	63%
Europe	10%	9%	7%	9%	9%
Asia-Pacific	13%	13%	14%	22%	27%
Japan	1%	2%	1%	2%	1%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
0.065 and below	—	—	—	7%	13%
Up to 0.09	31%	37%	29%	12%	6%
Up to 0.13	27%	27%	32%	36%	35%
Up to 0.15	—	—	—	—	—
Up to 0.18	7%	8%	7%	8%	10%
Up to 0.25	9%	8%	9%	12%	13%
Up to 0.35	16%	12%	13%	15%	14%
Above 0.35	10%	8%	10%	10%	9%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
0.065 and below	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	12%	9%	14%	14%	3%
Up to 0.18	80%	75%	66%	77%	92%
Up to 0.25	2%	1%	1%	6%	2%
Up to 0.35	6%	15%	19%	3%	3%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
0.065 and below	—	—	—	6%	12%
Up to 0.09	29%	34%	27%	11%	6%
Up to 0.13	25%	26%	30%	33%	33%
Up to 0.15	1%	1%	1%	1%	—
Up to 0.18	13%	12%	11%	14%	16%
Up to 0.25	8%	7%	8%	11%	12%
Up to 0.35	15%	12%	14%	14%	13%
Above 0.35	9%	8%	9%	10%	8%

Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the fourth quarter of 2007; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income and earnings per ADS; the revenue contribution from 0.13-micron and below technologies including those from 65nm as a percentage of our total business base revenues; our expectation of similar business dynamics in the fourth quarter as in the third quarter with continuing lower utilization of our leading-edge capacity and our expectation that the utilization rate of 0.13-micron and above technologies tracking significantly higher than the company average and the negative impact to our breakeven utilization and profitability reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends for specific products; competition from other foundries and pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon, Samsung, Freescale and ST Microelectronics); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2006 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007

Net revenue	$355,331	$354,821	$1,075,391	$1,002,909
Cost of revenue	260,545	287,577	799,379	803,723

Gross profit	94,786	67,244	276,012	199,186

Other revenue	5,351	5,713	15,638	16,925

Operating expenses:
Research and development	41,908	38,929	114,654	115,010
Sales and marketing	14,147	14,608	39,651	42,210
General and administrative	11,041	9,347	30,477	28,943
Other operating expense, net	4,267	3,567	11,988	10,737

Total operating expenses	71,363	66,451	196,770	196,900

Equity in income of associated companies, net	9,547	8,790	27,664	24,997
Other income (loss), net	10,628	200	(1,985)	(41)
Interest expense, net	(10,770)	(8,426)	(35,879)	(25,191)

Income before income taxes	38,179	7,070	84,680	18,976
Income tax expense (benefit)	11,392	(107,689)	23,039	(76,842)

Net income	26,787	114,759	61,641	95,818

Less: Accretion to redemption value of convertible redeemable preference shares	2,336	2,427	7,118	7,212

Net income available to ordinary shareholders	$24,451	$112,332	$54,523	$88,606

Net earnings per ordinary share and ADS

Basic net earnings per ordinary share	$0.01	$0.04	$0.02	$0.03
Diluted net earnings per ordinary share	$0.01	$0.04	$0.02	$0.03

Basic net earnings per ADS	$0.10	$0.44	$0.22	$0.35
Diluted net earnings per ADS	$0.09	$0.40	$0.22	$0.33

Number of ordinary shares (in millions) used in computing:
Basic net earnings per ordinary share	2,535.1	2,538.9	2,525.5	2,538.0
Effect of dilutive securities	329.2	328.8	6.4	331.0

Diluted net earnings per ordinary share	2,864.3	2,867.7	2,531.9	2,869.0

Number of ADS (in millions) used in computing:
Basic net earnings per ADS	253.5	253.9	252.6	253.8
Effect of dilutive securities	32.9	32.9	0.6	33.1

Diluted net earnings per ADS	286.4	286.8	253.2	286.9

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	As of
	December 31,	September 30,
	2006	2007

ASSETS

Cash and cash equivalents	$718,982	$459,514
Restricted cash	43,063	44,520
Marketable securities	2,283	3,045
Receivables, net	243,361	253,085
Inventories	158,492	199,712
Other current assets	17,225	19,246

Total current assets	1,183,406	979,122

Investment in associated companies	36,044	32,717
Technology licenses, net	84,991	67,801
Property, plant and equipment, net	2,275,179	2,424,196
Other non-current assets	42,316	144,816

Total assets	$3,621,936	$3,648,652

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$301,868	$225,347
Current installments of long-term debt and capital lease obligations	127,627	78,450
Other current liabilities	183,250	148,444

Total current liabilities	612,745	452,241

Long-term debt and capital lease obligations, excluding current installments	1,280,972	1,360,706
Other non-current liabilities	48,936	46,591

Total liabilities	1,942,653	1,859,538

Convertible redeemable preference shares	246,174	253,386

Shareholders’ equity	1,433,109	1,535,728

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,621,936	$3,648,652

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	For The Nine Months Ended
	September 30,	September 30,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$61,641	$95,818
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of associated companies, net	(27,664)	(24,997)
Cash dividends received from SMP	28,631	24,686
Depreciation and amortization	384,392	367,286
Foreign exchange loss (gain), net	2,408	(601)
Gain on disposal of property, plant and equipment	(4,008)	(936)
Others, net	6,559	(14,766)
Changes in assets and liabilities:
Receivables	(7,845)	(6,809)
Inventories	(32,488)	(41,220)
Other assets	(9,997)	(79,954)
Payables and other liabilities	20,271	1,928

Net cash provided by operating activities	421,900	320,435

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(375,319)	(587,283)
Payments for technology licenses	(7,422)	(6,707)
Refundable deposits placed with a vendor	(15,000)	—
Refund of deposits placed with a vendor	111,656	15
Proceeds from sale of property, plant and equipment	8,852	4,845
Proceeds from maturity and disposal of marketable investments	20,998	—
Return of capital from SMP	4,133	4,900
Others	(540)	(1,161)

Net cash used in investing activities	(252,642)	(585,391)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	492,915	146,109
Repayments	(635,010)	(123,629)
Capital lease payments	(3,003)	(2,911)
Receipts of refundable customer deposits	45,183	202
Refund of customer deposits	(61,321)	(17,128)
Issuance of ordinary shares	2,182	2,478
Increase in restricted cash for debt repayment	(39,662)	(1,457)
Others	5,752	(900)

Net cash (used in) provided by financing activities	(192,964)	2,764

Effect of exchange rate changes on cash and cash equivalents	755	2,724
Net decrease in cash and cash equivalents	(22,951)	(259,468)
Cash and cash equivalents at the beginning of the period	819,856	718,982

Cash and cash equivalents at the end of the period	$796,905	$459,514